Exhibit (a)(1)(B)

Form of E-mail Announcement of Offer to Exchange

Subject: iRobot Corporation Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Date: April 30, 2009

We are pleased to announce that iRobot Corporation (“iRobot”) is officially commencing its Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Option Exchange Program”) today, April 30, 2009. The offer and withdrawal rights will remain open until 5:00 p.m., Eastern Time, on May 29, 2009, unless the Option Exchange Program is extended by iRobot’s board of directors. This Option Exchange Program is contingent upon the approval by iRobot’s stockholders of a proposal to approve the Option Exchange Program and a related amendment to iRobot’s 2005 Stock Option and Incentive Plan at iRobot’s Annual Meeting of Stockholders scheduled for May 28, 2009. If the stockholders do not approve the proposal relating to the Option Exchange Program, iRobot will terminate the Option Exchange Program and will not be able to accept any tendered option grants.

Participation in the Option Exchange Program is voluntary and you may only participate in the Option Exchange Program if you are an “eligible participant” and you hold “eligible options” (as these terms are defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options document). The Offer to Exchange Certain Outstanding Stock Options for New Stock Options document, along with all offering materials describing the Option Exchange Program, are filed as exhibits to the Tender Offer Statement on Schedule TO filed today with the Securities and Exchange Commission. These documents, along with the electronic election form needed to accept this offer, are posted on a secure, external website (the “offer website”) at https://iRobot.equitybenefits.com (which may be accessed both inside and outside of iRobot). The Offer Website displays the following information for all stock options held by you with an exercise price greater than or equal to $13.00 per share on a grant-by-grant basis:

•	Original Grant Date

•	Option Number

•	Exercise Price Per Share

•	Number of Shares of Common Stock Underlying Option

If the exercise price of a stock option that you chose to exchange is less than the higher of (1) $13.00 or (2) 40% of the above the 90-day average closing price of iRobot common stock on the NASDAQ Global Market for the business day on which the Option Exchange Program closes, then such stock option will not be deemed to be an eligible option and therefore will not be accepted by iRobot for exchange.

In order to log onto the offer website you must enter a user name (this is your name as displayed in your iRobot email address, excluding the @irobot.com extension) and a password (this is the last 4 digits of your social security number). You will be required to change your password as soon as you log on and before you can access secure data.

Once you have logged onto the offer website, you may select “Make an Election” to view the Election Information page, which contains detailed information about each of your stock options with an exercise price greater than or equal to $13.00 per share. You have the option to click on the circle next to “Yes” to elect to tender the stock option for exchange or “No” to decline to tender the stock option for exchange. Then, after reviewing your election, you will need to click on “Proceed to Confirmation” to go to the “Agreement to Terms of Option Exchange Program” and select the “I agree” tab. You should then print an election confirmation.

If you have technical difficulties with the offer website, such as the offer website being unavailable or the offer website not accepting your election, or if you do not otherwise have access to the offer website for any reason (including lack of internet services), you can obtain a paper election form from me by calling (781) 430-3000 or by sending an email to optionexchange@irobot.com. You must complete and sign a paper election form and return it to me at iRobot via mail, courier, hand delivery, facsimile or email using the contact information below.

Please carefully read all of the documents referenced in this email, all of which are included on the offer website. In order to participate in the Option Exchange Program, you must meet the criteria and follow the instructions set forth in the Option Exchange Program documents, including completing your election before 5:00 p.m., Eastern Time, on May 29, 2009 (or a later expiration date if iRobot’s board of directors extends the offer).

If you have any questions about the Option Exchange Program, you can contact me at:

Donna Rossi, Stock Plan Administrator
iRobot Corporation
8 Crosby Drive, M/S 10-2
Bedford, MA 01730
Phone: 781-430-3207
E-Mail: optionexchange@irobot.com